EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Results of tender for the receipt of preliminary undertakings from classified investors for the purchase of Debentures (Series 9) (“Debentures”)

Further to the immediate report published by the Company on April 17, 2016 (Ref. No. 2016-01-050290), the Company provides notification that on April 18, 2016, a preliminary tender was held for the receipt of preliminary undertakings from classified investors, as defined in Regulation 1 of the Securities Regulations (Method of Offer of Securities to the Public), 5767-2007, in preparation for a possible public offering of debentures to be issued, to the extent issued, as part of the expansion of an existing series in accordance with the Company’s shelf prospectus of May 30, 2014, and the shelf offering report intended for publication in the coming days (the “Shelf Offering Report”).

As part of the tender, units were offered which include debentures with a par value of NIS 1,000 each, through a uniform offering, by way of a tender for the unit price (the “Tender”).

In total, orders aggregating to approximately NIS 1.2 billion have been received as part of the tender, of which the Company received preliminary undertakings from classified investors for the purchase of approximately NIS 713,572,000 in Debentures at a price of NIS 1,077 per unit with a unit par value of NIS 1,000. The price determined in the Tender will constitute the minimum price of a public tender in connection with the Debentures.

It is clarified that the final price of the Debentures units will be determined in the framework of the public offering to be held by the Company, to the extent held, as part of the Shelf Offering Report, through a uniform offering, by way of tender for the unit price.

The issuance, its scope and its terms and the publication of the Shelf Offering Report are subject to the approval of the Tel Aviv Stock Exchange Ltd. and the Company’s discretion, and there can be no certainty that such authorization will be received or that such issuance will indeed be implemented.

Nothing herein constitutes an offer to purchase securities or an invitation to submit offers for the purchase thereof.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.